                                   EXHIBIT 20(i)


              PRESS RELEASE ISSUED BY THE COMPANY ON DECEMBER 29, 1997
                           WITH RESPECT TO THE AGREEMENT.

FOR IMMEDIATE RELEASE

                                                 CONTACT:     MICHAEL E. PEPPEL
                                                        CHIEF FINANCIAL OFFICER
                                                         937-291-8282 EXT. 7708

                MIAMI COMPUTER SUPPLY CORPORATION AND TBS PRINTWARE,
                         INC. ANNOUNCE DEFINITIVE AGREEMENT
                     SEVENTH FOR MIAMI COMPUTER SUPPLY IN 1997

Dayton, OH  --  December 29, 1997 --  Miami Computer Supply Corporation (NASDAQ:
MCSC), a leading supplier of computer supplies and projection presentation products, today announced that it has signed a definitive merger agreement with TBS Printware, Inc., a $17.0 million (annual revenues) distributor of computer supply and office automation products headquartered in Fremont, California with an additional office in Haddonfield, New Jersey. The price was not disclosed. The transaction is subject to certain conditions which must be accomplished before the closing.

     Michael E. Peppel, Chief Financial Officer of Miami Computer Supply added, "The TBS transaction adds another EPS-accretive entity to the MCSC fold. Assuming that the transactions with TBS and Minnesota Western/Creative Office Products, Inc., Berkley, California, previously announced, are consummated as anticipated, we will have developed from a $63 million revenue company with 118 employees at year end 1996 to a $217 million annualized revenue run rate with 465 employees in a 12 month period. We are excited about entering 1998 with the strong momentum developed in 1997."

     Miami Computer Supply Corporation went public last November. Since the IPO, Miami Computer Supply will have increased the number of its sales offices from 20 to 59.

     "We are excited to be part of a dynamic organization such as Miami Computer Supply. This alliance will strengthen our vendor relationships and allow us to expand the products we offer our customers," said Rob Salomon, CEO of TBS Printware.

Press Release
Page 2 of 2

     John McCoubrie, President of TBS Printware added, "This merger will enable us to strengthen our marketing programs and gives us the opportunity to become part of a publicly traded company."

     Miami Computer Supply Corporation is an end-user distributor of computer and office automation supplies and accessories, including a line of computer projection presentation products and video conferencing products principally in the Midwest, Northeast, covering the Northwest and most Southeast regions of the United States and in certain foreign countries. Miami Computer Supply Corporation distributes over 1,800 different core products primarily to middle market and smaller companies and to governmental, educational, and institutional customers, including federal, state and local governmental agencies, universities and hospitals and, to a lesser extent, to computer supply dealers. The Company sells primarily nationally known, name-brand products manufactured by approximately 500 original equipment manufacturers, including Hewlett-Packard, Lexmark, Imation (formerly a part of 3M), Sony, Canon, Epson, Maxell, Panasonic, NEC, and Ricoh for computer supplies, and Epson, Proxima and Lightware for projection presentation products and Intel video conferencing systems. Additional information regarding the Company can be obtained at http://www.mcsinet.com.

     The matters discussed in this press release, and, in particular, information regarding risks and uncertainties include, but are not limited to, general economic conditions, industry trends, actions of competitors, the Company's ability to manage its growth, factors relating to its acquisition/merger strategy, restrictions imposed by its debt arrangements, dependence upon key personnel, dependence upon key suppliers, customer demand, dependence on its computer systems and other factors. A complete description of those factors, as well as other factors which could affect the Company's business, is set forth in the Company's Form 10-K for the year ended
December 31, 1996, and its Form 10-Q for the nine months ended
September 30, 1997.
                                        -END-